UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42393

Aduro Clean Technologies Inc.

(Translation of registrant's name into English)

542 Newbold Street, London, Ontario  N6E 2S5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [  ] Form 40-F  [X]

INCORPORATION BY REFERENCE

Exhibit 99.1 (Notice) and Exhibit 99.2 (Notice and Information Circular) to this Report on Form 6-K shall be incorporated by reference into Registration Statement on Form F-10 (No. 333-287475), as amended, of the Company to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SUBMITTED HEREWITH

EXHIBIT

99.1	Notice

99.2	Notice and Information Circular

99.3	Proxy

99.4	NI Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aduro Clean Technologies Inc.

/s/ Mena Beshay
Mena Beshay, Chief Financial Officer
Date: September 22, 2025